Exhibit 99.3

Medifocus Inc. Announces Closing of First Tranche of Units Offering

TORONTO, December 15, 2015/ -Medifocus Inc. (TSX VENTURE:MFS) (OTCQX:MDFZF) (“Medifocus” or the “Company”) announces that it has completed the first tranche of its previously announced private placement. The Company issued 78.5 Units at a price of U.S. $10,000 per Unit for gross proceeds of U.S. $785,000. Each Unit is comprised of 200,000 common shares of the Company, and 100,000 Series F Common Share purchase warrants. Each Series F Common Share purchase warrant entitles the holder to purchase one additional Common Share at a price of U.S. $0.10 for a period of 24 months following the completion of the Offering. If, at any time prior to the warrants’ expiration date, the daily volume weighted average trading price of the Common Shares exceeds U.S. $0.20 on the OTCQX in the United States, or its equivalent in Canadian dollars on the TSX Venture Exchange in Canada for at least 10 consecutive trading days, Medifocus may, within 30 days of such occurrence, give an expiry acceleration notice to the holders of warrants and, if it does so, the warrants will, unless exercised, expire on the 30th day after the expiry acceleration notice is given. Medifocus paid finder’s fees of US $48,000.

The Company has extended the Offering and expects to close the balance of the $5,000,000 Offering in Q1 2016. The proceeds of this Offering will be primarily used to expand the reach of Prolieve and for general working capital.

About Medifocus, Inc.:

Medifocus, Inc. (TSXV-MFS, OTC-MDFZF) is biotechnology company with a portfolio of medical technologies that utilize heat activation to treat conditions ranging from prostate diseases to breast cancer and extends to gene therapy. Heat is known to accelerate numerous chemical and biochemical reactions, and Medifocus’ portfolio relies on this fact to improve clinical outcome. Its Prolieve® Thermodilatation System offers relief from Benign Prostatic Hyperplasia (BPH) to millions of men with a simple, 45-minute, in-office treatment. Its APA 1000 Breast Cancer Treatment System is currently in phase 3 clinical trials, and it is designed to destroy localized breast tumors through the application of heat alone or in combination with chemotherapy. Medifocus has formally entered into an exclusive license agreement with Duke University to the Patent Rights of a “method for selective expression of therapeutic genes in cancer cells by hyperthermia” to develop Heat-Activated and Tumor-Targeted Immunotherapy and Gene Therapy. This is a novel approach to control expression of anti-cancer genes intratumorally with focused heat and is a unique method to achieve precise viral delivery of gene therapy and molecular therapeutics on demand. Medifocus will work on further development of other focused heat devices and delivery vector, making it universal to accommodate other molecular and genetic therapeutics. The Company believes this could result in an entire stable of gene-specific, heat-activated treatments for a variety of medical conditions.

For more details, please visit:

www.medifocusinc.com

www.prolieve.com

www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect to the benefit to Medifocus’ future growth resulting from the acquisition of additional intellectual property rights, additional treatment possibilities and the expectation that sales from Prolieve® may accelerate as a consequence. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations: John Mon, COO, Medifocus, Inc. Tel: 410-290-5734 jmon@medifocusinc.com

Investor Relations: Michael Porter, President, Porter, LeVay and Rose, 212-564-4700

Mike@plrinvest.com